IVT  Software, Inc.

3840 South Water Street

Pittsburgh, PA 15203

Tel:  412-884-3028 x217

February 24, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Harrington
Staff Attorney

Re
Form 8-K/A Filed January 3, 2011
File No. 000-53437

Dear Mr. Harrington:

On behalf of IVT Software,  Inc. (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated January 28, 2011  from John Harrington, Staff Attorney (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

Please note that we were in the process of amending the 8K form when we were notified by the SEC not to proceed with the Definitive Information Statement as the SEC was in the process of preparing a comment letter on the 8K form.   We informed the SEC that we were just preparing to amend the 8K form; but we were advised not to do so until after we receive the Comment Letter from the Commission.
The 8K Amendment we had planned to file was to amend the following:

The total number of shares and warrants issued to the members for the acquisition of Haddad Wylie Industries, LLC, and the number of shares issued to various officers and directors, and their corresponding percentages of the outstanding shares.  Disclosure of related party to HWI subsidiary.  In our response to the Comment Letter, throughout the report we will also include the aforementioned amendments.

Form 8-K/A Filed January 3, 2011

Item 1.1:  Entry into A Material Definitive Agreement:

1.	Please correct the apparent typo in the first sentence of this regarding the number of shares issued in exchange for the membership units for the membership units in Haddad Wylie Industries, LLC.

Response:
Typo corrected.

Item 2.01:  Completion of an Acquisition or Disposition of Assets Page 3

2.
Please provide disclosure with respect to all material relationships that existed between the IVT Software and its affiliates, on one hand, and Haddad Wylie Industries and its affiliates on the other hand, at the time of Mr. Haddad’s initial August 2010 purchase and at the time of the December 2010 share exchange.  Refer to Item 2.01© and (d) of form 8K.  If no such relationship existed, explain how the parties were introduced and decided to proceed with the merger.  Identify any third parties that played a material role in arranging or facilitating the transactions.  Finally, identify any promoters as required by item 404 © of Regulation S-K.

Response:

We amended Item 2.01 as follows:

Item 2.01:   Completion of an Acquisition or Disposition of Assets

In an 8k filed on August 12, 2010, we disclosed that on August 11, 2010 (“Closing Date”), IVT Software, Inc., Martin Schwartz, Cl Imaging, Corp. and ten shareholders (collectively, the “Sellers”) executed a Stock Purchase Agreement (the “Agreement”) with Deric Haddad, (the “Purchaser”), pursuant to which the Sellers, shareholders of the Company, sold an aggregate of 10,133,334 common shares which represents 75.5% of the issued and outstanding shares of the Company, to the Purchaser and Seller received three hundred seven thousand three hundred nine dollars ($307,309).  The amount paid for the shares was determined through arm-length negotiation between the Registrant and Deric Haddad.  At the time of the closing of the August 11, 2010 Agreement, no material relationship existed, other than in respect of the Acquisition, between the Registrant and or any of its affiliates officers and directors, and Deric Haddad, the Purchaser.  At that time Deric Haddad was also the President and the CEO of Haddad Wylie Industries, LLC, the Company subsequently acquired by the Registrant.  The funds used by Deric Haddad for payment of the shares to the Sellers was provided by affiliates of Haddad Wylie Industries, LLC, their accounting firm principals named Peter Michael Habib, Joseph Thomas Habib, David John Habib, and an investor named Alexander Nicholas Sanfilippo introduced by Peter Habib (“the Habib’s”).  In exchange of the funds provided by the (“Habib’s “) for the purchase of the shares by Deric Haddad , certain shares and warrants were to be issued at closing of the acquisition to the Habib’s and Sanfilippo as fully described under Related Party Transactions.    Peter Habib learned of the Registrant from his social contact who learned of the Registrant through an Ad in the Wall St. Journal.

On December 28, 2010 we entered into and completed the acquisition of Haddad Wylie Industries, LLC pursuant to the Agreement and Plan of Share Exchange. At the time of the completion of the Agreement,  Deric Haddad, was the President and Chief Executive Officer of the Registrant.  Additionally Deric Haddad was also the President and Chief Executive Officer of Haddad Wylie Industries, LLC.,  the Company we acquired in the reverse merger transaction.    Deric Haddad initially became aware of the Registrant in July 2010 through his accounting firm Habib & Associates.  Mr. Haddad purchased the control shares from the Registrant and shareholders in August 2011 to secure the public vehicle prior to incurring auditing expenses to file the required audited financials.  At the completion of the acquisition on December 28, 2010, the shares purchased by Mr. Deric Haddad as described in the August 11, 2010 Stock Purchase Agreement were cancelled and an equal number of shares were issued to all of the members of Haddad Wylie Industries, LLC out of which Deric Haddad and his wife Heather Haddad received an aggregate of 7,650,083 shares equal to 57.3% of the outstanding shares of the Company.   No funds changed hands in the transaction dated December 28, 2010.  The Company has no promoters other than described above.

Form 10 Disclosures, Page 3

Our Corporate History and Background, page 3

3.
Please revise your disclosure to discuss why the transaction to acquire Haddad Wylie Industries was structured in the manner it was, beginning with acquisition of control of the registrant by Deric Haddad.  Explain the purpose and effect of each transaction on the transaction as a whole.

Response:

Deric Haddad was the Controlling Partner of Haddad-Wylie Industries, LLC (HWI) the acquisition of IVT Software was executed with the intention that IVT Software, under Haddad’s control, would subsequently acquire HWI, merging the  clean room company into the shell.

Mr. Haddad purchased the control shares from the Registrant and shareholders in August 2011  to secure the public vehicle prior to incurring auditing expenses to file the required audited financials .

4.	Please provide corporate history and background disclosure with respect to Haddad Wylie Industries. Refer to Item 101 (h) of Regulation S-K.

Response:

Haddad-Wylie Industries, LLC was incorporated in Pennsylvania in August of 2003 under the control of Heather Haddad.  On November 5th, 2008, the Company restructured the organization with a new Operating Agreement (Effective as of January 1st, 2007).  Deric Haddad was named Chief Executive Officer/Chief Operating Officer; Heather Haddad was named President and Treasurer; James Wylie was named Vice President and Secretary.  The total Authorized Number of Units was 10,000. The total Issued Number of Units was 5,600.  Deric & Heather Haddad held 5,040 units (90% Controlling Shareholders of HWI); James Wylie held 280 units (5% Minority Shareholder of HWI); and Christopher Jacobs held 280 units (5% Minority Shareholder of HWI).

Description of Business, Page 4

5.
Please revise  your Description of Business disclosure to clearly distinguish between your current business operations and future plans or aspirations.  This disclosure should make clear the principal products and services  you are currently selling, the primary geographic and industry markets in which you are operating, how you are manufacturing or acquiring your products and performing services (including the extent to which you are relying on third party manufacturers , subcontractors, and suppliers) and how you are marketing your products.  Ensure that you are providing all information required by Item 101 (h) of Regulation S-K with respect to your current operations.  Any disclosure that relates to future plans an aspirations should be clearly highlighted as such, and accompanied by disclosure explaining what actions you have taken to date or plan to take in the future to pursue such plans or aspirations.

Response:

We modified our Business Description in the Form 8K to state the following:

HWI Current Operations:

About 50% of HWI’s current business is hospital renovations or new construction in respect to the USP 797 mandate; about 30% is turnkey modular clean room construction for non-hospital industries; about 15% is aseptic lamination for life science applications; and 5% is preventative maintenance contracts with select customers

Our primary trademarked product line is Bio-GardTM which is the PVC aseptic wall and ceiling system used in Life Science applications.  The Bio-GardTM product, or the PVC sheet, is also used as the surface material for our sterile pass-throughs and case work, all part of our custom Bio-GardTM line of accessories.  We also have the Bio-GardTM Neutral Quat 64, the EPA-registered disinfectant spray that is the recommended cleaning agent.

Our services include: consultation, design, engineering, and construction.  We also custom design and manufacture the accessories described above.

HWI’s primary geographic is the Northeastern and Southeaster regions of the United States.  To date, HWI has either executed or is currently contracted for projects in New York, New Jersey, Massachusetts, Rhode Island, Connecticut, Delaware, Pennsylvania, Ohio, West Virginia, North Carolina, Florida, Louisiana, Mississippi, Nebraska, Nevada, and California; as well as multiple projects in Puerto Rico and the United Arab Emirates.

Our primary industry markets are Healthcare, Pharmaceutical, Biotechnology, Semiconductor, Microelectronics, Medical Devices, Research and Laboratory.

HWI’s manufacturing entity consists of procuring raw materials from various commodity suppliers and designing and assembling the products into a “custom HWI product.”

Our complete operation has a strong reliance on third party manufactures, subs and vendors.  It is conceivable that without these vendors, HWI’s ability to provide our standard variety of products to our customers would not be possible.  Yet, all of the products, manufactures, subcontractors, and vendors that we utilize are by and large either commodity products or conventional service providers that are in large supply and exist nationwide.  Furthermore, these products and service providers exist because they are required for conventional or commodity-driven applications – we just happen to be applying these products and services to our specialized application (clean rooms).

For instance: We buy specially formulated PVC to create the Bio-GardTM product line; but that PVC can be manufactured by any plastic sheet extruder, and any hypothetical extruder would stay in business to extrude plastic sheet for a number of industries or applications outside of the clean room industry.

Another example:  When performing a design-build clean room project, we will need a Mechanical (HVAC) subcontractor to furnish and install the Air Handling System.  Without this sub, we would not be able to complete the project.  But because there are Mechanical/HVAC contractors in or around every city in the country, it is unlikely that we would ever be without this particular sub.  Moreover, these Mechanical subcontractors exist because they provide services to other commercial and residential applications outside of the clean room industry.  Therefore, it is highly unlikely (almost inconceivable) to think that the broader industry of Mechanical subcontractors would one day cease to exist.

These examples are consistent with all of our products and services.

HWI markets its products through direct contact with architects, engineers, general contractors, and end users.  We use conventional internet advertising (Google, Yahoo, etc.), and we strategically place keywords and phrases to direct traffic to our site from a broad range of industries and applications.  We also utilize construction data ports that list current and upcoming projects, and engage all relevant players to expand our brand and to get pre-approved for more bid opportunities.  We also use a service known as “ARCAT” which lists our products and services, as well as detailed CAD drawings (3D models known as “BIM”) that make our products known and available to architects around the nation.  Lastly, we conduct target research and execute mass mailers to all potential customers.

Our immediate plan for the future is to roll out a new sales and marketing campaign that demonstrates our abilities as a full-service provider, including consultation, pre-construction cost-assessment planning and feasibility studies, unstructured engineering and gap analysis reporting, as well as promoting and expanding our post-construction service and maintenance program.  The new message is a transition to a more versatile image as a “solution provider” as opposed to a contractor or builder.

6.	Some of our statements appear overly promotional in nature. Please support these statements by disclosing the basis for the statement. For example, we note:

•	Your belief that the material sales market segment will grow steadily on an annual basis yielding high profits (page 5);
•	You statement that through your vast network of customers and suppliers, you will encounter a great deal of business opportunities that involve products and services you do not manufacture (page 5)
•	You will be able to get a handful of turnkey jobs through bids from start-up life science companies and universities (page 6);
•	Billions of dollars are dedicated annually by cleanroom clients for research and development and price is usually not a factor (page 6); and
•	Most US companies have been waiting for a quality US based company like HWI to come along (page 12)

These are merely examples.  We note similar statements throughout your Description of Business section, which is drafted more like a marketing document than a disclosure document for investors.

Response:

We eliminated all of the promotional statements and significantly condensed the Description of Business section, addressing each of the requirements in Item 101 (h) of Regulation S-K.

Clean Room Products, page 8

7.	Please clarify which of these products are designed and manufactured by HWI and which of the products are supplied by third parties.

Response:

We inserted the following into the Description of Business section in the amended 8K.

Clean Room Products

Bio-Gard™ PVC Wall & Ceiling Systems – the system was designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The vacuum-formed system parts (the molds) were designed by HWI; they were produced by a third party, and the final vacuum-forming process is done by a third party.

Bio-Gard™ PVC Modular Wall System - The system was designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The vacuum-formed system parts (the molds) were designed by HWI; they were produced by a third party, and the final vacuum-forming process is done by a third party.  The aluminum extrusions were designed by HWI; they are manufactured by a third party.  The modular composite panels are assembled by a third party production facility.

Bio-Gard™ PVC Modular “Walk-on” Ceiling System - The system was designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The vacuum-formed system parts (the molds) were designed by HWI; they were produced by a third party, and the final vacuum-forming process is done by a third party.  The aluminum extrusions were designed by HWI; they are manufactured by a third party.  The modular composite panels are assembled by a third party production facility.

3” Foam Core Modular wall systems - This system is manufactured by a third party.

Bio-Gard™ PVC  Aseptic Wainscoting - The system was designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The vacuum-formed system parts (the molds) were designed by HWI; they were produced by a third party, and the final vacuum-forming process is done by a third party.

Aseptic high density polyethylene shelving - The product is manufactured by third party.  The system is cut to size and installed by HWI field technicians.

High-Pharma Flooring systems with Resinous floors - This system is completely outsourced to third party specialty subcontractors who furnish the material and install to completion

Seamless welded sheet vinyl flooring - This system is completely outsourced to third party specialty subcontractors who furnish the material and install to completion.

Heavy-duty Flush-LED Lighted ceiling grid - The grid profile (or die drawing) was designed by HWI.  The aluminum extrusion was designed by HWI.  The aluminum extrusions are manufactured by a third party. The acrylic lens are designed by HWI.  The acrylic lens is extruded by a third party. The LED lighting mechanisms are manufactured by a third party.  The assembly of the system is performed by HWI factory employees.

Stud-less demountable batten system - The system is manufactured by third party.  The system is cut to size and installed by HWI field technicians.

High-impact bumper rails with UHMW - The system is manufactured by third party.  The system is cut to size and installed by HWI field technicians.

2" or 6" radius system - The system was designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The vacuum-formed system parts (the molds) were designed by HWI; they were produced by a third party, and the final vacuum-forming process is done by a third party.

Bio-Gard™ interlocking pass-through - The system is designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The particle board internal structures are designed by HWI; they are produced by a third party.  The interlocking mechanisms are produced by a third party.  The final assembly of the system is performed by HWI factory employees.

Bio-Gard™ cart pass-through - The system is designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The particle board internal structures are designed by HWI; they are produced by a third party.  The interlocking mechanisms are produced by a third party.  The final assembly of the system is performed by HWI factory employees.

Bio-Gard™ custom casework - The system is designed by HWI.  The raw PVC material is extruded by a third party plastic production facility.  The particle board internal structures are designed by HWI; they are produced by a third party.  The final assembly of the system is performed by HWI factory employees

Bio-Gard™ Neutral Quat 64- One Step Germicidal Disinfectant - The product is manufactured by third party.  The product is trademarked and registered with the EPA by HWI.  The product is bottled, packaged and shipped by a third party.

 Continuous Particle Monitoring Systems - The system is manufactured by third party.  The system is installed by HWI field technicians.

 All clean room furnishings and accessories - These are a variety of clean room accessories (disposables, tables, carts, racks, dispensers, etc.) that manufactured by third parties.  The products are installed by HWI field technicians.

USP797 Cleanrooms- Sterile Compounding for Hospital Pharmacies, page 9.

8.
Please provide additional information explaining the USP797 mandate, its origin and its application.  Please provide similar disclosure with respect to any other industry standards discussed in your Description of Business disclosure.  For example, we note your disclosure with respect to the cGMP requirement on page 10.

Response:  We added the following to the section on Government Regulations:

USP 797 is a chapter of the United States Pharmacopeia that was written after a long history of earlier attempts to improve patient safety had failed.  It was written to regulate pharmaceutical laboratories that produce and disseminate compounded sterile preparations (CSPs).  USP 797 covers a wide variety of topics including the training of compounding personnel, how sterile preparations are to be handled and stored, the design of facilities, and the establishment and maintenance of suitably clean environmental conditions for the production of CSPs.  USP 797 is unique among prior documents addressing these issues in that it was written to be an enforceable set of standards that can be adopted by state pharmacy regulating agencies as law.

According to USP 797, the standards outlined in the chapter apply to all facilities and personnel that prepare CSPs.  A CSP is defined as "Compounded biologics, diagnostics, drugs, nutrients, and radio-pharmaceuticals... that must be sterile when they are administered to patients," and "Manufactured sterile products that are either prepared strictly according to the instructions appearing in manufacturers' approved labeling... or prepared differently than published in such labeling."1 This definition means that USP 797 applies to a wide variety of medical facilities that regularly produce injections, inhalants, baths, soaks, drops and ointments. In the case of large hospitals with multiple pharmacies and drug preparation areas, USP 797 can apply to multiple areas within a single medical facility. It is very important to note that whether or not USP 797 applies to a given facility is not determined by the facility's size or the number of patients it serves. The applicability of USP 797 is strictly determined by the nature of what a facility is preparing. Any facility that prepares CSPs as defined by USP 797 is subject to the standards and practices it delineates.

The designation of USP 797 as regulatory law enforceable by the FDA and its adoption as part of the accreditation standards for pharmacies in an increasing number of states has placed extensive pressure on medical facilities and organizations to meet or exceed the standards it outlines. Doing this requires a long-term commitment to regular environmental monitoring, development of expertise, and an ability to efficiently deploy resources in the pharmaceutical laboratory where they will have the greatest effect.

i.	References:

1.	The United States Pharmacopeial Convention. <797> Pharmaceutical Compounding - Sterile Preparations. National Formulary. 2008, p. 1-61.

Business Strategies, page 11

9.	We note that HWI aims to increase revenue two-fold in 2011. Please explain how you intend to achieve this, considering your revenues have declined through the first nine months of 2010.

Response:

We eliminated the phrase “aims to increase revenue two-fold in 2011.  We revised the Business Strategies section to read as follows:

Business Strategies:

By promoting its unique product and services to growing market sectors in demand, HWI aims to  increase revenues while also improving its gross margin, cash management and working capital.  We plan to work on increasing our market presence and build on our core competitive strengths by continuing and/or implementing the following strategies:

1.	Focusing on target markets in Technology-driven sectors- we need to focus our offerings on small businesses, niche industries, and customers who are in need of a full-service provider.
2.
Build a relationship-oriented customer base - build long-term relationships with clients, not single-transaction deals with customers, becoming their clean room department, not just a vendor. Make them understand the value of the relationship.

3.
Emphasize service and support – continuing to differentiate ourselves from the commodity-driven providers, establishing our business offering as a clear and viable alternative for our target markets, as opposed to the low-cost mindset of conventional supply chain management.

4.
Differentiate and fulfill the promise - we don't just market and sell service and support, we actually deliver as well, and making sure we have the knowledge-intensive business and service-intensive business we aim to have.

5.
Increase and Create Revenue Streams in Existing and New Locations – using the locations of existing design/build construction projects as the support platforms to further sales and marketing in those territories

6.
Penetrate New Markets with Expanded Product Offerings – growing HWI’s sales and marketing beyond Life Science, Health Science, Aviation/Aerospace and Nanotech/Micro-electronic into other industries such as Industrial and Solar applications.

7.
Strategic opportunities through acquisition roll-ups – due to the nature of the current economy, we believe there may be opportunities in the coming year for strategic mergers and acquisitions that will greatly enhance HWI’s position in the clean room marketplace.

8.
Strategic International Partnerships – capitalizing on existing relationships with U.S.-based firms with established international offices and clientele, HWI will attempt to form strategic partnerships to establish our international presence through those networks.

 Our Competitive Strength, page 16

10.	We note your statement on page 12 that have little or no overhead. Please explain what this means, as you have incurred significant operating expenses in recent periods.

Response.

We reduced the section on Competitive Strength, eliminating the phrase in your comment 10.  The amended section remains as follows:

Our Competitive Strengths

We believe that we will be able to effectively compete because we provide our customers with services to integrate the design, installation and preventive maintenance of cleanrooms, including architectural and engineering designs, installation, testing, certification, tool fit-up, and continuing on-site service and support.   Our integrated approach enables customers to benefit from accelerated cleanroom design and installation, simplified project control, single-source performance certification and cost effective manufacturing processes.

We believe that the following competitive strengths enable us to compete effectively in, and to capitalize on the growth in, the clean room market:

•
One-Stop-Shop:  We believe that the key to capturing and retaining customers is our intense focus on providing critical advice and feedback to clients during the design phase of new consumer products. We use an integrated approach to servicing customers, providing real-time design feedback during the design phase, which assures that customers can maintain their design vision while also having a stable and dependable designer for the products.

·	Strong R&D capabilities: We place a strong emphasis on R&D, particularly on technological innovation and the development of aseptic and energy efficient systems.

The dynamics of competition are different between the three market segments.

In the case of Material Sales for large construction projects, we find our toughest line of competition. There will normally be anywhere from three to five wall system types specified for a particular project.  It's up to the bidding subcontractors to determine which system they want to use for their bid, and it's normally based on the lowest price

Reports to Security Holders, page 16

11.	Please tell us whether you have a corporate website. If so, please consider disclosing it here.

HWI currently has a company website for the private company, Haddad-Wylie Industries, LLC, and we are in development of adding a corporate page for “Investor Relations” which will have links to Press Releases, Audio Webcasts, Corporate Governance, Financial Information (SEC Filings), Stock Information, and Acquisitions.  Our website is located at www.hwicleanrooms.com

Risks Related to Our Business, page 16

We require financing……page 16

12.	Please disclose your borrowing base under your line of credit as of the most recent balance sheet.

Response:

Recent Line of Credit

As of today our $500,000 credit line is fully extended, although we have nearly $900,000 in receivables against it.  Based on our current backlog of 6M through July 2011, we expect to reduce our debt liability by 75% in that time.   We note you will need to obtain financing to carry out your business plan for the next twelve months.  We also note that revenues in recent periods have been substantially below the $500,000 monthly “break even” amount.  Therefore, in the Liquidity and Capital Resources section of your MD&A, please provide a thorough assessment of your current financial needs.  This disclosure should address how long you believe you will be able to continue operations without additional financing, the amount of additional financing you believe you will need to obtain in the next 12 months, and a discussion of your current fundraising efforts.  Discuss the consequences of a failure to renew your line of credit or the failure to receive $1 million investment currently being discussed.

13.  We note that you will need to obtain financing to carry out your business plan for the next twelve months.  We also note that revenues in recent periods have been substantially below te $500,000 monthly "break even" amount.  Therefore in the Liquidity and Capital Resources section of your MD&A , please provide a more thorough assessment of your current financing efforts.  Discuss the consequences of a failure to renew your line of credit of the failure to receive the $1 million investment currently being discussed.

Response:

As described in response #9 (Business Strategies), our projections are based on current projects (in progress) and backlog that will be executed between Q1 & Q3-11, and reasonable forecasts for Q4-11 that are based on current pipeline (potential projects not yet awarded) and historical models from the past.

The “need” for financing should be separated into two discussions – 1) appropriate financing to sustain the operations as they currently exist (the “break even amount” as it was described), and 2) the necessary financing to expand the business into a more global entity.

As stated in response #12 (Recent Line of Credit), considering that the 6M in current projects through Q1/Q3-11 expect to yield approximately 25% gross profit margin (+/- 3% on a job by job basis), we estimate that we will yield 1.5M in gross profit through September.

Through September of 2011, with a monthly operating expense of $125,000, we expect to  incur approximately $1,125,000 in operating expenses.  Deducting those expenses from the 1.5M of gross profit, we will have yielded $375,000 of net profit, which, placed against the existing $500,000 of debt, reduces that debt liability by 75% (as stated in response #12, Recent Line of Credit).

Therefore, although the revenues of recent months fell short of the $500,000 “break even” amount, we have a viable plan in motion to “sustain operations” and to “reduce debt” over the first three quarters of 2011.  If  we don’t secure additional financing, we would need to seriously scaling back our expansion plans, and reduce our operating expense (our staff) by 20-30% in order to minimize our cash flow restraints.

Our “expansion plans” are based on the merger into IVT Software and the ability to raise capital in order to execute that plan.  The first 1M of investment capital that is currently being discussed will not occur until we have a definitive 8K cleared by the Commission and approval from Finra for the corporate actions.

Assuming we had traunches of the first 1M of investment beginning in Q3-11, our plan is to grow the infrastructure of HWI’s Sales & Marketing divisions – primarily in strategic hiring -  in order to increase exposure to the marketplace, enhance our opportunities, and to hopefully add an additional 2-3M of revenue to the projected 8M by end of 2011, with the bulk of the revenue from this 1M investment paying off throughout 2012 and beyond.  (Note:  Design/Build Clean Room construction is not a quick “sales cycle”; it can take anywhere from 3 months to a years to cycle the revenue).

The Contracts in our backlog may be adjusted….page 18

14.
We note your reference to backlog here and your disclosure of a $1.8 million backlog in note to two of your interim financial statements.  In our MD&A discuss the nature of this backlog and provide more information about timing of expected revenues.

Response:

In the charts below you will see HWI’s updated backlog and projected cash flow into Q3-11.  As you will see, these numbers support the information stated in responses #9, #12, and #13 above.

Note:  The Backlog and Projected Cash flow charts below are only reflecting “upcoming” projects not current projects that still have revenue to be reported and cash to be received, with the exception of Powerex, which is listed as a $1,135,000 project.  There was a total of $567,500 of revenue collected but not yet recorded on this project in 2010.  Therefore the total backlog in contracts shows $5,058,000, but the money to be received against it is $4,490,500.  This is consistent with the statements made in response #9 (Business Strategies) as well as with the sum of cash being collected between February and August of 2011 on the Projected Cash Flow Chart.  This means that HWI’s cash flow in February and March will be stronger that depicted on the Projected Cash Flow Chart.  As stated in response #12 (Recent Line of Credit), there is $900,000 of current receivables that will need to be added to Q1-11 cash flow.

HWI Global - PIPELINE (Q1 & Q2-11)

Proj Amount	Proj Start	Proj End	Status/Description

$ 650,000.00	1-Jan-11	1-Mar-08	In Construction
$ 1,135,000.00	1-Mar-11	1-Jun-11	Pre-Construction
$ 285,000.00	1-Mar-11	15-May-11	Design
$ 395,000.00	1-Apr-11	1-Jul-11	Design
$ 550,000.00	1-May-11	1-Aug-11	Design
$ 75,000.00	1-Apr-11	1-Jul-11	Design
$ 125,000.00	1-Apr-11	15-May-11	Pre-Construction
$ 125,000.00	1-Mar-11	1-Jun-11	Pre-Construction
$ 215,000.00	1-Apr-11	1-Jul-11	Pre-Construction
$ 565,000.00	1-Apr-11	1-Aug-11	Pre-Construction
$ 338,000.00	1-Apr-11	1-Aug-11	Pre-Construction
$ 135,000.00	1-Jun-11	15-Sep-11	Pre-Construction
$ 165,000.00	1-Jun-11	15-Nov-11	Design
$ 155,000.00	1-Jun-11	15-Sep-11	Pre-Construction
$ 145,000.00	1-May-11	1-Aug-11	Pre-Construction

$ 5,058,000.00

Projected Receivables

	Feb	Mar	Apr	May	June	July	Aug

650000	325000	162500	162500
1135000		283750			283750
285000		71250	71250	71250	71250
395000			98750	98750	98750	98750
550000			137500	137500	137500	137500
75000			18750	18750	18750	18750
125000			18750	31250	31250	31250	12500
125000		31250	31250	31250	31250
215000			53750	53750	53750	53750
565000				84750	141250	197750	141250
338000			50700	84500	118300	84500
135000			20250		47250	33750	33750
165000		41250		41250	41250	41250
155000			38750	38750	38750	38750
145000				36250	36250	36250	36250

5058000	325000	590000	702200	728000	1149300	772250	223750

Management Discussion & Analysis of Financial Condition and Results of Operations, page 22

Plan of Operations, page 23

15.
Please clarify whether you believe the $1 million funding currently in advanced discussion would be sufficient to enable you to meet your financing needs during 2011 and to conduct the expansion activities discussed here.  Please also provide updated disclosure about the status of this investment now that the reverse acquisition has been completed.

Response:

As described in response #13 (Need for Financing), and as previously stated in the “Plan of Operations”, we believe that the 1M of funding will enable us to sustain our operation and to expand accordingly.  We believe that the first 1M will enable us to experience the type of “measured growth” that a company our size needs to experience before further broadening our plan into new territories and potential acquisitions.

Although the reverse acquisition has been completed, we are delayed in executing the funding agreement until we have definitive 8K and a symbol change.

16	We note your reference to current long standing relationships with the Cleveland Clinic. Please disclose more information about the nature of this relationship.

Response:

Our working relationship with the Cleveland Clinic is one of our top priorities.  For years, they have been at the forefront of making USP 797 compliance an absolute requirement for their compounding pharmacies.  They’ve expected the highest quality, and we’ve delivered that to them.  They are truly HWI’s most coveted client. We recently completed the Crile Building Satellite Pharmacy, the 3rd full-service design-build clean room project that HWI has successfully completed for the Cleveland Clinic and the 4th project overall in response to USP 797.

In 2007, HWI performed its first fit and finish at the Clinic’s Main Pharmacy, showcasing its Bio-GardTM aseptic wall system.  In 2008, the Company was awarded its first design-build contract by the Clinic to provide the new pharmacy clean room for The Miller Family Heart & Vascular Institute, commonly known as the Heart Center.  This was followed in 2009 by a clean room project for the Taussig Cancer Institute, which provides world-class care for cancer patients and is at the forefront of new and emerging clinical, translational and basic cancer research.

The Cleveland Clinic is one of the largest and most respected academic health centers in the world and is consistently ranked among the top hospitals in America by U.S. News & World Report; its heart and heart surgery program has been ranked No. 1 since 1995.

17.	Discuss and quantify the amount of additional financing that you believe would be required to complete your planned 2012 expansions.

From December 31, 2009 to September 30, 2010 total assets decreased $502,277 and total liabilities decreased $434,146.  The difference of $68,131 is accounted for by a partner draw of $72,457 offset by the nine month profit of $4,326.  Other than the partner draws, cash received was substantially used to reduce liabilities.

The liability account “billings in excess of costs” represents the amount of invoices sent to customers that were sent before the income was earned in the project and is therefore, in essence, an offset against receivables.  The asset account “costs in excess of billings” is the opposite – income earned where an invoice has not yet been sent.  Therefore,   the “net” earned receivables on December 31, 2009 were $254,727 and the “net” earned receivables on September 30, 2010 were $313,468.

Results of Operations, page 25

18.
Please expand your Results of Operations disclosures to provide more information about how revenues were generated in the periods presented and the material underlying factors or events that caused the increases in 2009 and the substantial decreases in the first nine months of 2010.  Also provide more information about material changes in categories of operating expenses and the reasons for those changes.

Response:

Rent increased from $35,681 in 2008 to $87,252 in 2009 due to the company’s move to larger offices to create space for additional staff, and the Company rented a warehouse where construction of clean room parts is completed.  Rent remained substantially the same in 2010.

Wages and payroll increased from $548,385 in 2008 to $639,244 in 2009 due to the hiring of additional staff.  There were no significant increases in salary during this period.

Bad debt expense of $109,292 in 2009 was due to the refusal of Skanska USA Builders to honor change orders that were completed and billed to Skanska.

Liquidity and Capital Resources,  page 25

19.
Please provide a more thorough discussion of your cash flows from operations and the underlying factors impacting your generation or usage in cash from operations.  For example, explain why accounts payable and accounts receivable both substantially increased in 2009 despite relatively stable revenues and expenses.  Also explain the changes in accounts payable, accounts receivable, and billings in excess of costs and estimated earnings and their contributions to cash flows from operations for the first nine months of 2010.  You disclosure should  provide insight into the factors causing operating cash usage to diverge from operating income performance and trends.

Response:

Cash and receivables increased from 2008 to 2009 by $569,772.  Accounts payable increased $572,775.  Receivables increased due to slower payment by customers at the end of 2009.  If the Company would have collected the receivables more timely, the payables would have been reduced by the approximate amount of cash collected.

20.
Please include a discussion of your material short-term obligations and their terms.  For example, discuss your approximately $500,000 outstanding line of credit debt and the additional $100,000 of short term debt on your September 20, 2010 balance sheet.  Also file your credit agreement and the short-term debt agreement as exhibits to your Form 8-K.

There is a $500,000 line of credit with Clearview Federal Credit Union.  The line of credit is secured by accounts receivable.  The borrowing base calculation is total receivables under 90 days x 80%.  If that amount decreases to an amount under the line of credit outstanding, a payment is due to Clearview to bring the outstanding credit line down to the borrowing base.  Attached is the Loan Agreement with Clearview.

The $100,000 loan from Zenith Estates – Ethel/Deric better that you answer this one.

Certain Relationships and Transactions, page 31

21.
We note your disclosure of related party transactions in your interim financial statements and the notes thereto.   Please provide the disclosure by Item 404(d) of Regulation S-K or explain to us why disclosure is not required.

We included the related party transactions in the disclosure by Item 404(d) .

Mrs. Germfree, LLC, a private company owned wholly by Heather Haddad, the spouse of Deric Haddad made the following loans to Haddad-Wylie Industries, LLC prior to the merger and incorporation of HWI Global:

1.	September 27th, 2010 $5,000 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC

2.	October 8th, 2010 $6,000 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC

3.	October 18th, 2010 $1,500 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC

4.	November 2nd, 2010 ($12,500) loan payment from Haddad-Wylie Industries, LLC to Mrs. Germfree, LLC

Recent Sales of Unregistered Securities, page 33

21.	It appears that you have only provided disclosure with respect to sales by IVT Software. Please provide the disclosure required by Item 701 of Regulation S-K with respect to sales by HWI.

Haddad Wylie Industries, LLC was a private company prior to the reverse acquisition and not subject to   Item 701 of Regulation S-K.

Item 5.03 Amendments to Articles of Incorporation or Bylaws:  Change in Fiscal year, page 34

Item 8.01

22.
Please clarify that the name change, increase in authorized capital, stock split, and incentive plan approval will not become effective until 20 days after you have sent the information statement to stockholders.

Response:

We amended Item 8.01 as follows:

On  December 28, 2010 the Corporation’s Board of Directors and shareholders holding 75.5% of the outstanding shares  approved a seven  for one  (7:1 ) forward split of the Corporation’s common stock, par value $0.0001 per share. As a result of the forward stock split, every one shares of the Corporation’s old common stock will be converted seven  shares  of the Corporation’s new common stock.  On  December 28, 2010 The Board of Directors and a majority of the shareholders voted to establish the 2010 Equity Incentive Plan under which it reserved an aggregate of 10,000,000 shares for issuance to directors, officers, employees and consultants.  On the same date, the Board of Directors also voted to change the name of the Company to “HWI Global, Inc.”

All of the foregoing actions will be legally effective approximately twenty (20) days following the filing of a Definitive Information Statement with the Commission or such later date as approved by FINRA.

Once FINRA has approved the corporate actions effectuating the forward stock split and name change,  FINRA will issue a new symbol under which the Corporation’s common stock will be traded. A new CUSIP number will be issued for the Corporation’s new common stock  to distinguish stock certificates issued after the effective date of the forward stock split.

Item 9.01  Financial Statements & Exhibits:

Summary of Significant Accounting Policies:

Revenue and Cost Recognition, page 7

23.
We note that you disclose on page 5 that have three points of sale; material sales, distribution of products and services and design/build construction.  Revise your disclosures to include your policy for each of these points of sale.  You should also disclose revenue from the sales of products, services, and other products separately on the face of the income statement, consistent with the requirement of Regulation S-X, rule 5.03 unless the amounts are material.

Response:

We eliminated reference to points of sale which were only planned areas and the Company had no revenues from these two streams in fiscal 2008 and 2009.

24.	Tell us how you have accounted for multi-deliverable sale arrangements, if any.

Response:

The Company does not have multi deliverable sale arrangements.

Pro-Forma Balance Sheet

25.
We note that you will be subject to income taxes as a result of recapitalization from a limited liability company to a corporation.  Please present pro-forma earnings and earnings per share data that reflects pro-forma income tax expense for your most recent fiscal year and the latest interim period presented.  Further, although not required, we encourage you to also provide this information for all the periods presented.

Response:

The amended 8K report includes the pro-forma data as requested.

The Company hereby acknowledges that

• the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 412-884-3028 x217  with any comments or questions regarding the Company’s response.

Sincerely,

/s/ Deric Haddad

Deric Haddad, Chief Executive Officer

IVT Software, Inc.